UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: February 21, 2008
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of
            Certain Officers; Compensatory Arrangements of Certain Officers

        (e)   On February 21, 2008, the Management Development and Compensation
Committee (the "Committee") of the Board of Directors of Kimberly-Clark Corporation (the
"Corporation") established the objectives for 2008 cash incentive payments payable in 2009 to
the executive officers of the Corporation under the Corporation's Executive Officer Achievement
Award Plan (the "Plan"). The Plan was approved by the Corporation's stockholders on April 25,
2002, and filed as Exhibit 10(d) to the Corporation's Annual Report on Form 10-K for the year
ended December 31, 2002.

        Depending on actual performance in 2008 against the financial and non-financial
objectives, or goals, established by the Committee, 2008 incentive payments could range from
zero to 240 percent of each executive officer's target payment. The Committee sets the
appropriate split among corporate key financial goals, other corporate financial and strategic
performance goals, and business unit or function objectives each year.

        Incentive payments for 2008 will be based on the Committee's judgment regarding our
corporate and the executive officers' performance in 2008 against those objectives. The key
corporate financial goals for 2008 are aligned with our long-term Global Business Plan
objectives and include growth in adjusted earnings per share, growth in net sales and
improvement in adjusted return on invested capital.

        The Committee also established other corporate financial and non-financial goals for
2008. These goals, intended to further align compensation with achieving our Global Business
Plan, include:

- Net sales growth in specific products and businesses.
- Net sales growth in certain markets for specific product categories and businesses.
- Implementation of certain competitive improvement initiatives.
- Specified working capital improvement.
- Drive margin-enhancing innovation.
- Brand equity improvement in targeted brands.

        In addition, goals have been established for each executive officer, other than our Chief
Executive Officer, relating to his or her specific function or business unit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: February 26, 2008   By: /s/ Timothy C. Everett
                                           Timothy C. Everett
                                           Vice President and Secretary